Commission File Number 001-31914
EXHIBIT 99.1
CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
IMPORTANT
The Company and all members of its Board of Directors warrant that there is no misrepresentation, misleading statements or material omissions in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.
Announcement of Office Relocation
According to the Reply of China Insurance Regulatory Commission on the Change of Domicile of China life Insurance Company Limited (No.146 [2010] Development and Reform Department of China Insurance Regulatory Commission), the domicile of China life Insurance Company Limited has been changed from No.16 Chaowai Avenue, Beijing, China to No.16 Financial Street, Xicheng District, Beijing, China. The new address is hereby given as follows:
Address: China Life Plaza, No. 16 Financial Street, Xicheng District, Beijing, China
Zip Code: 100033
Tel: (86 10) 6363-3333
Facsimile: (86 10) 6657-5722
Investor Relations Tel: (86 10) 6363-2938
Announcement is hereby made as above.
Board of Directors of China Life Insurance Company Limited
February 22, 2010